Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an “Announcement on the Resolutions of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

12 November 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-072

ANNOUNCEMENT ON RESOLUTIONS OF THE BOARD OF DIRECTORS OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the requirement of Article 178 of the Articles of Association of China Southern Airlines Company Limited (the “Company”) and the general mandate granted to the Board on issuance of debt financing instruments at the 2017 annual general meeting of the Company, the 8th session of the Board passed the following resolutions by means of written resolution unanimously on 12 November 2018:

1. It is approved Xiamen Airlines Company Limited (“Xiamen Airlines”) to register and issue ultra-short-term financing bills with the aggregate maximum principal amount of RMB10 billion and corporate bonds with the aggregate maximum principal amount of RMB6 billion in accordance with the relevant laws and regulations. The relevant bonds will be issued in tranches within the validity period of the mentioned issuance size according to the funding needs and debt adjustment target.

2. It is approved to authorize the management of Xiamen Airlines to execute the relevant matters in relation to the issuance of the bonds.

The number of Directors supposed to be present was 7, of which 7 attended in person. The convening of the meeting, voting and other procedures were in compliance with the provisions of the Company Law of the People’s Republic of China and the Articles of Association of the Company.

The issuance of the abovementioned corporate bonds shall strictly comply with the requirements under the relevant laws and regulations and is subject to the approval by the China Securities Regulatory Commission. The Board will fulfill the information disclosure obligations in a timely manner based on the issuance progress of the corporate bonds.

Voting: For: 7 votes, Against: 0 note, Abstain: 0 vote. Voting result: Passed.

The Board of Directors of

China Southern Airlines Company Limited

13 November 2018

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